July 17, 2009

Mark D. Curtis
Senior Vice President
The First of Long Island Corp.
10 Glen Head Road
Glen Head, New York 11545

Re: The First of Long Island Corp.
  Form 10-K for December 31, 2008
  File Number 0-12220

Dear Mr. Curtis:

        We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Elements of Executive Compensation
Cash Compensation, page 16

1.   In future filings please revise to disclose the methodology used by the committee
        to determine base compensation. Please refer to Item 402(b)(1)(v) of
        Regulation S-K.

2008 Equity Awards, page 18

2.   We note you have disclosed equity award compensation for management
        performance in 2007. In future filings please provide this information for the
        latest fiscal year ended or advise us why this is not appropriate.
        Please refer to Item 402(c)(1) of Regulation S-K.

How We Determined The Amount To Pay…, page 22

3.   We note your overall compensation goal to be "about the 75th percentile of the
        peer group." In future filings please quantify this amount, describe how the
        compensation committee used this target, and disclose the amounts paid
        compared to the peer group amount paid. If the compensation committee
        deviated from this benchmark please state the reasons for this. Refer to Item
        402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure
        Interpretation 118.05

                                            * * * * *

        Please respond to this comment within 10 business days or tell us when you will provide
us with a response. Your response letter should key your responses to our comments, indicate
your intent to include the requested revision in future filings, provide a draft of your proposed
disclosure and provide any requested information. We may have additional comments after
reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all

Capital One Financial Corp.
July 17, 2009
Page 3

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

                                        Sincerely,

                                        William Friar
                                        Senior Financial Analyst

By FAX: Mark D. Curtis
         516-671-6842